VIA EDGAR

February 10, 2016

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Katherine Hsu

Re:	John Deere Receivables, Inc.
Registration Statement on Form SF-3 (File No. 333-208068)
CIK No. 0000889668

Dear Ms. Hsu:

Pursuant to Rule 461 under the rules and regulations under the Securities Act of 1933, as amended (the “Securities Act”), John Deere Receivables, Inc., a Nevada corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the Company’s registration statement on Form SF-3 (File No. 333-208068), as amended (the “Registration Statement”), so that the Registration Statement may become effective at 4 p.m., Washington, D.C. time on February 11, 2016, or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN DEERE RECEIVABLES, INC.

By:	/s/ Rajesh Kalathur
Name:	Rajesh Kalathur
Title:	President, John Deere Receivables, Inc.

cc:	Stuart K. Fleischmann, Shearman & Sterling LLP